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                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 2001


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X





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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
July 10, 2001 announcing results for the period ended June 30, 2001 and its dividend for the third quarter of 2001.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp. and The British Petroleum Company p.l.c. files annual reports on Form 20-F and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.





































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Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE:
NAT) announces high results and strong dividend payment despite falling tanker markets

As of 06/30/01 (per 2nd quarter 2001) NAT had an operating profit of $15.2 m as against $ 8.0 m during the same period last year.
The net profit was $14.5 m as against $ 7.2 m in the same period last year.

The strong tanker market enables the company to pay a 3rd quarter 2001 dividend of $0.72 per share. Including the dividend for the 3rd quarter of 2001 the total dividend paid so far in 2001 is $3.32 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 3rd quarter 2001 dividend of $0.72 will be paid on or about August 15th to shareholders on record as of July 27th 2001. The next dividend payment from NAT will be declared in October 2001.

The market for Suezmax tankers in the second quarter 2001 remained strong however down compared to the first quarter of 2001. NATs three suezmax tankers, which are on contract to BP
Shipping, take immediate advantage of the firm market conditions.

Average T/C rate for the NAT vessels was $35,088 per day in the second quarter of 2001 compared to $ 51,607 per day in the first quarter of 2001, $59,059 per day in the fourth quarter of 2000, $48,153 per day in the third quarter, $33,701 per day in the second quarter and $26,079 per day in the first quarter of 2000.

NAT has 9.706.606 shares in issue.

The year to date (YTD) results for 2001 compared with the same period last year, and the second quarter of 2001 compared to the same quarter last year are as follows:

USD              YTD 2001    YTD 2000     Q2 2001       Q22000
Revenue        18,897,105  11,678,940   7,258,087    6,879,873
Misc. exp.       (275,622)   (269,897)   (140,604)    (115,898)
Depreciation   (3,415,520) (3,415,520) (1,707,760)  (1,707,760)
---------------------------------------------------------------
Operating
  profit       15,205,963   7,993,523   5,409,723    5,056,215
Net financial
  exp.           (742,183)   (781,349)   (388,306)    (385,780)
----------------------------------------------------------------
Net profit     14,463,780   7,212,174   5,021,417   4,670,435
----------------------------------------------------------------




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Earnings
  per share         $1.49       $0.74       $0.52        $0.48
Cash flow
  per share         $1.84       $1.09       $0.69        $0.66

The strong market conditions are reflected in the net profit so far in 2001 which is two times higher than for the same period in 2000.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

NAT will always achieve rates that correspond to the spot market for modern suezmax tankers, but will not be below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP
Shipping.

The quarterly dividend paid since 1998 has been as follows:

    Q1   1998:  $0.40
    Q2   1998:  $0.41
    Q3   1998:  $0.32
    Q4   1998:  $0.30             All 1998       : $1.43

    Q1   1999:  $0.32
    Q2   1999:  $0.32
    Q3   1999:  $0.35
    Q4   1999:  $0.36             All 1999       : $1.35

    Q1   2000:  $0.34
    Q2   2000:  $0.45
    Q3   2000:  $0.67
    Q4   2000:  $1.10             All 2000       : $2.56

    Q1   2001   $1.41
    Q2   2001   $1.19
    Q3   2001   $0.72             So far 2001    : $3.32


Balance sheet for Nordic American Tanker Shipping Ltd per 6.30.01 and 12.31.00
(figures in USD)
                              06.30.01            12.31.00




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Vessels                      145,159,525         148,575,045
Current assets                 3,646,598          10,344,534
Cash deposits                  4,988,949           1,922,925
------------------------------------------------------------
Total assets                 153,795,072         160,842,504

Shareholderss equity         120,025,586         130,799,004
Long term debt                30,000,000          30,000,000
Prepaid hire                   3,725,989
Accrued interest                  43,497              43,500
------------------------------------------------------------
Total liabilities & equity   153,795,072         160,842,504

Ugland Nordic Shipping ASA (UNS), an Oslo Stock Exchange listed company holding 13.8% of the shares in NAT, is the manager of NAT.

                Sandefjord, Norway, July 10, 2001

Contacts:     Herbjorn Herbjorn Hansson or Niels Erik Feilberg
              Ugland Nordic Shipping ASA, Norway
              Tel: (47)-33-42 15 00, Fax: (47)-33-42 15 45
              or
              Gary J. Wolfe
              Seward & Kissel, New York, USA
              Tel: (1) 212-574-1223, Fax: (1) 212-480-8421

























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01318002.AZ7





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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  July 11, 2001             By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer































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